Exhibit 99.1

TD Bank Group completes acquisition of MBNA Canada’s credit card business

• Closing gives TD increased scale and capabilities in credit card business

TORONTO, Dec. 1, 2011 - TD Bank Group (TD) (TSX and NYSE: TD) today announced it has completed the acquisition of substantially all of MBNA Canada’s credit card portfolio, as well as certain other assets and liabilities, from Bank of America Corporation (NYSE: BAC).

“The completion of this transaction significantly builds on our existing Canadian credit card business and positions us as a top issuer in the country,” said Tim Hockey, President and CEO, TD Canada Trust.  “Acquiring MBNA Canada will boost our capabilities in this space and will be a great complement to our existing high-growth card business.”

MBNA Canada is the largest MasterCard issuer and the fourth largest credit card issuer in the country. Following the closing of this transaction, TD’s Canadian credit card business will have a total of approximately 5.8 million active accounts. TD expects to complete the conversion of this acquisition approximately 18 months from now. In the meantime, it will be business as usual for customers and MBNA Canada will continue to operate on a standalone basis.

“We will work closely with our affinity partners to ensure a smooth transition as we bring MBNA Canada into the TD family,” Hockey said. “We plan to build on the increased scale of our cards business to win new customers and gain market share.”

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 20.5 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust, TD Insurance, and TD Auto Finance Canada; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 7.5 million online customers. TD had CDN$686 billion in assets on October 31, 2011. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:

Investors:

Rudy Sankovic
TD Bank Group
416-308-9030

Media:

Wojtek Dabrowski
TD Bank Group
416-307-8149